INTELLIGENT LIVING CORP.

2323 Quebec Street, Suite 221

Vancouver, B.C. Canada V5T 4S7

July 18, 2008

Securities and Exchange Commission

Washington, D.C. 20549

RE:  Intelligent Living Corp.

Form 10-KSB/A for Fiscal Year Ended May 31, 2005

Filed September 6, 2005

File No. 0-25335

Dear Sir/Madam:

We have encountered a technical issue in converting the above referenced document for EDGAR submission with correct <r> and </r> tagging.  Our EDGAR filing agent informs us that ACII’s Edgar Star software cannot convert due to incompatibility between the original 2005 and current Word documents, which were created in versions of Word several generations apart.  ACII support is currently working to resolve the incompatibility issue(s), but there is no indication of when this may occur.

In support of providing documents for your review as quickly as possible, we have elected to file the above referenced document without revisions tagged.  Please find attached a .pdf file with redlines in color to facilitate your review of our amended document.

Sincerely,

/s/ Michael F. Holloran

Michael F. Holloran

Chief Executive Officer

Intelligent Living Corp.